SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to

                         Commission file number 0-18311

                   NEUROGEN CORPORATION 401(k) RETIREMENT PLAN
                               Full title of plan

                              NEUROGEN CORPORATION

                          35 Northeast Industrial Road

                           Branford, Connecticut 06405

                                 (203) 488-8201

          (Name of issuer of the securities held pursuant to the plan)

                   Neurogen Corporation 401(k) Retirement Plan

                              FINANCIAL STATEMENTS

                                      INDEX

                                                                      Page

                                                                      ----

    Report of Independent Accountants                                    1

    Financial Statements:

     Statements of Net Assets Available for Benefits as of
       December 31, 1999 and 1998                                        2

     Statement of Changes in Net Assets Available for Benefits
       for the Year Ended December 31, 1999                              3

     Notes to Financial Statements                                     4-7

     Supplemental Schedules:

          Schedule of Assets Held for Investment Purposes At
          End of Year                                                    8

          Schedule of Reportable Transactions                            9

          Schedule of Nonexempt Transactions                            10

                        Report of Independent Accountants

To the Participants and Administrator of the Neurogen Corporation 401(k) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Neurogen Corporation 401(k) Retirement Plan (the "Plan") at December 31, 1999 and December 31, 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes At End of Year, Reportable Transactions and Nonexempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The supplemental schedule of Assets Held for Investment Purposes At End of Year that accompanies the Plan's financial statements does not disclose the historical cost of non-participant directed Plan assets held by the Plan's custodians. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

PricewaterhouseCoopers LLP
June 29, 2000

                   Neurogen Corporation 401(k) Retirement Plan
                Statements of Net Assets Available for Benefits


                                                          December 31,
                                                     1999             1998
                                                     ----             ----
ASSETS:

Employer contribution receivable                $   131,187      $    47,103
Employee contribution receivable                          -           18,954

Investments (See notes 3 and 4)                   6,071,265        4,617,741

                                                  ---------        ---------
    Net assets available for benefits           $ 6,202,452      $ 4,683,798
                                                  =========        =========


The accompanying notes are an integral part of the financial statements.

                   Neurogen Corporation 401(k) Retirement Plan
                 Statement of Changes in Net Assets Available for Benefits





                                                                Year Ended
                                                             December 31, 1999
                                                            =================

Additions to net assets available for benefits:

Contributions received or receivable from:

    Employer                                                   $   551,820
    Employees                                                      825,085
                                                               -----------
    Total contributions                                          1,376,905

Net appreciation in fair value of investments                      453,935
Interest repayments                                                  8,221
                                                               -----------
    Total additions                                              1,839,061


Deductions from net assets available for benefits:


Benefits paid to participants                                     (308,420)
Administrative expenses                                            (11,987)
                                                               -----------
   Total deductions                                               (320,407)
                                                               -----------
      Net increase                                               1,518,654

Net assets available for benefits:

Beginning of year                                                4,683,798
                                                               -----------

End of year                                                    $ 6,202,452
                                                               ===========



The accompanying notes are an integral part of the financial statements.


                              Neurogen Corporation

                             401(k) Retirement Plan

                          NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan:

General
-------

The Neurogen Corporation 401(k) Retirement Plan (the "Plan") is a defined contribution plan administered by Neurogen Corporation (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and is intended to meet the requirements of Section 401(a), 401(k), and 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"). All full-time employees of the Company are eligible to participate in the Plan on the first day of a calendar quarter following the date on which the employee first completed an hour of service. The following is a brief description of the Plan. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Effective November 1, 1999, the Plan was amended and restated, as Alliance Trust Company ("Alliance") was appointed trustee and recordkeeper of the Plan, and the number of investment options available to participants was increased. Prior to the transfer of Plan assets to Alliance, Plan participants selected a new investment mix based on the increased number of investment options available from Alliance. Plan assets transferred to Alliance were invested either in funds comparable to those offered by the previous custodians or in cash management vehicles until Alliance transferred funds to investment elections in which the previous custodians did not offer a comparable investment option. The conversion initiated a "Black Out" period beginning November 1, 1999 and continuing through February 23, 2000. During this period, employee and employer contributions and investment income earned on Plan assets continued to be recorded by Alliance. However, participants were not able to withdraw assets from their accounts or make changes in investment elections. Towards the end of the Black Out period, Plan assets were invested into the funds elected by each participant.

The Company, as the administrator of the Plan, is responsible for determining employer contributions, determining limits if any, on loan requests, reviewing financial hardship requests for participant withdrawals and to set rules and administrative policy as it may deem necessary to carry out the provisions of the Plan.

Contributions
-------------

Employees  may  elect to  contribute  up to 15% of  their  earnings  or  $10,000 whichever is less. Contribution rates may be changed on the first day of a calendar quarter. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 21 pooled equity funds, 3 pooled fixed income funds and Neurogen common stock as investment options for participants. The options may be changed daily by participants.

The Plan provides that the Company will match the employee's contribution in an amount equal to 100% of the participant's contribution up to 6% of the participant's gross pay. The matching contribution is made on a quarterly basis and is composed of two parts. One-third of the contribution is in cash that may be invested in any of the investment funds offered. The other two-thirds is in Neurogen stock and may not be transferred to another investment fund.

Participant accounts
--------------------

Each participant's account is credited with the participant's contribution and allocations of the Company's matching contribution, and Plan earnings as described in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
-------

Participants vest on employer matching contributions at a rate of 25% for each whole year of service and are 100% vested after four years of credited service. Participants are vested immediately in their contributions plus actual earnings thereon.


Loans and Withdrawals
---------------------

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000, or 50% of their vested account balance. Loan terms vary with the maximum being ten years. The loans are collateralized by the balance in the participant's account and bear interest at a rate of 1% over the prime rate.

A participant may withdraw all or any portion of his vested account resulting from his contributions and earnings thereon, subject to proof of hardship due to an immediate and significant financial need as further described in the Plan document. The Plan administrator in accordance with nondiscriminatory standards applied uniformly to all participants similarly makes the determination of financial hardship.

Payment of Benefits
-------------------

On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. If a participant terminates employment but termination is not due to death, disability or retirement, and the participant is not yet 65, the participant may keep his account balance in the Plan if it is higher than $5,000. If the participant chooses distribution, the distribution will occur as soon as practicable after the participant has completed the proper form providing instruction as to where the funds should be transferred.

Forfeited Accounts
------------------

Any forfeitures will first be applied to pay expenses under the Plan which would otherwise be paid by the employer. Remaining forfeitures, if any, will be utilized to reduce the employer contribution. During 1999, administrative fees for the Plan were reduced by $2,284 from forfeited nonvested accounts. At December 31, 1999, forfeited nonvested accounts totaled $5,217.

2. Summary of Accounting Policies:

Basis of Accounting
-------------------

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
-------------------------------------------

The pooled equity and fixed income fund accounts are stated at fair value, which is based upon quoted market prices that represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price.

The Plan  presents  in the  statement  of changes in net  assets  available  for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments, and investment income from the pooled accounts.

Purchases and sales are recorded at the trade date and interest income is recorded on the accrual basis.

Plan Expenses
-------------

Transaction fees are offset by forfeitures, with any expenses in excess of the forfeiture being paid by the Company. The Company incurred recordkeeping expenses of $49,122 and $49,338 for the Plan years 1999 and 1998, respectively, which were not charged to the Plan. Trustee fees are charged to the participants on an allocation basis. In addition, the participant pays loan administrative expenses of $75 per loan.

Payment of Benefits
-------------------

Benefits are recorded when paid.

Adoption of Recent Accounting Guidance
--------------------------------------

In 1999, Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters (SOP 99-3), was issued and is effective for financial statements with plan years ending after December 15, 1999. The Plan's financial statements and footnotes reflect the provisions of SOP 99-3.

3.  Investments

The following presents investments that represent 5 percent or more of the Plan's net assets.


                                                                        December 31,
                                                                   1999             1998
                                                                   ----             ----


Neurogen Corporation common stock,                            $   949,938      $  614,320
 57,572 and 35,104 shares, respectively

Fidelity Contrafund, 28,156 shares                            $ 1,689,906           N/A

Vanguard/Primecap Fund, 16,200 shares                         $ 1,009,930           N/A

American Performance Treasury Fund, 1,650,720 shares          $ 1,650,720           N/A

Manulife Money Market Fund, 3,122 shares                            N/A        $  260,058

Manulife Growth & Income Fund, 21,320 shares                        N/A        $  767,683

Manulife Growth Opportunities Fund, 18,907 shares                   N/A        $1,215,470

Manulife Contra Fund, 13,145 shares                                 N/A        $1,049,217


During 1999, the Plan's investments (including realized gains and losses and the unrealized appreciation (depreciation) on those investments, and investment income from interest and dividends)appreciated in value by $453,935 as follows:

Pooled funds                              $   404,987
Common stock                                   48,948
                                          ------------
                                          $   453,935


4.  Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                           December 31,
                                      1999             1998
                                      ----             ----
Net Assets:
 Restricted common stock            $ 645,810        $ 299,915


                                           Year Ended
                                        December 31, 1999
                                        -----------------
Changes in Net Assets:
 Contributions                             $ 312,555
 Net appreciation                             47,888
 Benefit paid to participants                 (8,705)
 Transfer to participant-directed             (5,843)
  investments                              ----------
                                           $ 345,895
                                           ==========



5.  Related-Party Transactions

Certain Plan investments are shares of pooled funds managed by Alliance Trust Company ("Alliance"). Alliance is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

6.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

7.  Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 22, 1996, that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

8.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 1999 to Form 5500:

                                                                   1999
                                                                -----------

Net assets available for benefits per
 the financial statements                                        $6,202,452
Amounts allocated to withdrawing participants                      (186,600)
                                                                -----------
Net assets available for benefits per the Form 5500              $6,015,852
                                                                ===========

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 1999 to Form 5500:

Benefits paid to participants per the
 financial statements                                            $  308,420
Add: Amounts allocated to withdrawing
 participants at December 31, 1999                                  186,600
                                                                -----------
Benefits paid to participants per Form 5500                      $  495,020
                                                                ===========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1999, but not yet paid as of that date.






                   Neurogen Corporation 401(k) Retirement Plan
                             Supplemental Schedule
         Schedule of Assets Held for Investment Purposes At End of Year



                                December 31, 1999

          (b) Identity of issue,  (c) Description of investment
           borrower,lessor or      including maturity date, rate of interest,
(a)        similar party           collateral,par, or maturity value            (d) Cost       (e) Current value
---       ----------------------   ---------------------------------            --------       -----------------
 *        Neurogen Corporation     Restricted common stock, par value $.025         **         $        645,810

 *        Neurogen Corporation     Unrestricted common stock, par value $.025      ***                  304,128

 *        Participants             Participant loans with interest
                                   rates between 8.75% and 9.75%,
                                   collaterized by participant
                                   account balances                                ***                  116,359

          Fidelity Group           Fidelity Contrafund                             ***                1,689,906

          Harbor Fund              Harbor International Fund                       ***                  222,483

          Janus                    Janus Worldwide Fund                            ***                  178,902

          Vanguard Group           Vanguard/Primecap Fund                          ***                1,009,930

          Harbor Fund              Harbor Bond Fund                                ***                   67,778

          Vanguard Group           Vanguard High Yield Corporate Fund              ***                  180,169

 *        Alliance Trust Company   American Performance Treasury Fund              ***                1,650,720

 *        Alliance Trust Company   American Performance Cash Management Fund       ***                    5,080







*  Identified as a party in interest

** Information not available from recordkeeper

*** Cost information has been omitted for participant-directed investments





                   Neurogen Corporation 401(k) Retirement Plan
                             Supplemental Schedule
                       Schedule of Reportable Transactions

                          Year Ended December 31, 1999

Series of transactions exceeding 5% of current value of Plan assets as of January 1, 1999

                      (b)Description of asset
(a)Identity of        (include interest rate and                  (c)Purchase   (d)Selling   (e)Lease    (f)Expense incurred
party involved         maturity in case of a loan)                   price         price        rental    with transaction
--------------------   -------------------------------------      -----------   ----------   ----------   ----------------


Neurogen Corporation   Neurogen Corporation Restricted Stock      $  298,007         N/A      $   -        $      -



                        (b)Description of asset                                     (h)Current value
(a)Identity of          (include interest rate and                    (g)Cost of       of asset on     (i)Net gain
party involved           maturity in case of a loan)                     asset       transaction date     or (loss)
--------------------    --------------------------------------        ----------    -----------------   ----------


Neurogen Corporation    Neurogen Corporation Restricted Stock         $  298,007    $  298,007          $   -









                   Neurogen Corporation 401(k) Retirement Plan
                              Supplemental Schedule
                       Schedule of Nonexempt Transactions
                      For the Year Ended December 31, 1999


                                                     (c)Description of transactions
                       (b)Relationship to Plan,      including maturity date, rate
(a) Identity of        employer or other             of interest , collerateral, par       (d) Purchase    (e) Selling   (f) Lease
party involved         party-in-interest             or maturity value                     price           price         rental
---------------        --------------------------    -----------------------------------   -------------   ------------  ----------

Neurogen Corporation   Plan sponsor                  January-June loan repayments for       $        -      $        -    $      -
                                                     one Plan participant were deposited
                                                     into the Plan on June 30, 1999







                       (b) Relationship to Plan,   (g) Expenses incurred                                    (j) Net gain or
(a) Identity of        employer or other            in connection            (h) Cost    (i) Current value  (loss) on each
party involved         party-in-interest            with transaction         of asset    of asset           transaction
---------------        --------------------------   ----------------------   ---------   -----------------  -----------------

Neurogen Corporation   Plan Sponsor                 $        -               $   1,347   $    1,347         $        -









                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      Neurogen Corporation 401(k)Retirement Plan

                                            Administrator:  Neurogen Corporation



Date:  June 30, 2000            By: /s/ STEPHEN R. DAVIS
                                    ---------------------
                                Stephen R. Davis

                                Senior Vice President and Chief Business Officer

                                                                      Exhibit 23



                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-07957) of the Neurogen Corporation of our report dated June 29, 2000 relating to the financial statements of the Neurogen Corporation 401(k) Retirement Plan, which appears in this Form 11-K.







PricewaterhouseCoopers LLP
Hartford, Connecticut
June 29, 2000